Exhibit 8.1

Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2017, including the ownership interest and, if different, percentage of voting power held by us. All of our significant subsidiaries are incorporated in Chile.

Name of the Subsidiary		Percent ownership share
		As of December 31,
		2017
		Direct	Indirect	Total
	Main Activity	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	-	99.64